EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces Fourth Quarter and Fiscal Year 2012 Results

DUBLIN, Ireland and SAN FRANCISCO, CA - March 12, 2013 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced its financial results for the fourth quarter and fiscal year ended Dec. 31, 2012.

“Our full year 2012 results show a 43 percent increase in revenue over 2011, even though the fourth quarter was a difficult quarter,” said Alex Moukas, chief executive officer. “In the fourth quarter, revenue came in at the low end of our expectations, which, in conjunction with higher operating expenses, contributed to significantly lower adjusted EBITDA.

"Following the divestment announced in November, we continue to evaluate the customers and opportunities that we are pursuing in various geographies. We decided not to pursue certain business opportunities with customers or potential customers that did not meet our more rigorous cash investment requirements, and requirements for improved cash collections and reductions in business in economically challenged regions.

“At the same time, in the fourth quarter and beyond we are very pleased with the sales activity, prospective customer engagements and revenue growth in key markets, including the U.S., Western Europe, Brazil and India. We have built up dedicated sales teams and a complete portfolio of products and services in each of these markets and are confident in our growth opportunities as we gain momentum over the course of 2013 and into the future.

“We believe that 2013 will be a transitional year allowing us to deliver significant revenue growth in our business in the key markets as well as significantly improved cash flow”, added Jeff Ross, chief financial officer. “We further believe that we will show sequential growth and financial improvement throughout the year and beyond.”

Fiscal Year 2012 Financial Highlights

•	Revenue of $270.3 million, an increase of 43 percent from fiscal year 2011;

•	Revenue less 3rd party costs of $178.9 million (resulting in a margin of 66 percent), an increase of 32 percent compared with revenue less 3rd party costs from fiscal year 2011;

•	Adjusted EBITDA of $42.6 million, which includes a $7.4 million allowance for doubtful accounts; this is a decrease of 20 percent from fiscal year 2011;

•
GAAP net loss attributable to Velti of $56.4 million and EPS of $(.88) compared with a net loss of $15.4 million and EPS of $(0.28) for fiscal year 2011, including $16.9 million related to the write-off of certain capitalized software and;

•	Adjusted net income of $22.2 million and adjusted diluted EPS of $.34 compared with adjusted net income of $29.0 million and adjusted diluted EPS of $0.50 for 2011.

Mobile Advertising and Marketing Revenues and Third Party Costs

•
Mobile advertising revenue of $54.3 million, an increase of 82 percent from fiscal year 2011 and mobile advertising 3rd party costs of $41.1 million; resultant mobile advertising revenue less 3rd party costs of $13.3 million (resulting in a margin of 24 percent);

•
Mobile marketing revenue of $216.0 million, an increase of 36 percent from fiscal year 2011 and mobile marketing 3rd party costs of $50.3 million; resultant mobile marketing revenue less 3rd party costs of $165.7 million (resulting in a margin of 77 percent).

Q4 2012 Financial Highlights

•	Revenue of $97.5 million, an increase of 12 percent from Q4 2011;

•	Revenue less 3rd party costs of $66.6 million (resulting in a margin of 68 percent), a decrease of 2 percent compared with revenue less 3rd party costs from Q4 2011;

•	Adjusted EBITDA of $25.1 million, compared with $43.1 million in Q4 2011, a decrease of 42 percent;

•	GAAP net loss attributable to Velti of $5.2 million and diluted EPS of $(.08) compared with net income of $25.0 million and EPS of $0.40 for Q4 2011;

•	Adjusted net income of $26.0 million and adjusted diluted EPS of $.39 compared with adjusted net income of $37.3 million and adjusted diluted EPS of $0.59 for Q4 2011;

Mobile Advertising and Marketing Revenues and Third Party Costs

•
Mobile advertising revenue of $15.2 million, an increase of 53 percent from Q4 2011 and mobile advertising 3rd party costs of $10.8 million; resultant mobile advertising revenue less 3rd party costs of $4.5 million (resulting in a margin of 29 percent);

•
Mobile marketing revenue of $82.2 million, an increase of 7 percent from Q4 2011 and mobile marketing 3rd party costs of $20.1 million; resultant mobile marketing revenue less 3rd party costs of $62.2 million (resulting in a margin of 76 percent).

Cash and Comprehensive DSOs

•	Cash position of $36.6 million as of Dec. 31, 2012;

•	Q4 operating cash flow of $7.3 million;

•	Comprehensive DSOs of 311 days;

•	Q4 free cash flow of ($5.0) million.

Please see the reconciliation of net income (loss) before non-controlling interest to adjusted EBITDA later in this release.

Q4 Business Highlights

•	Q4 customer engagements included such blue chip brands as American Express, Discover, eTrade, Hertz, BBW, JCPenney, Subway, Armani Exchange, Bebe, Outback Steakhouse, and Academy.

•
Velti partnered with Cancer Research UK and Channel 4 to fund-raise through mobile donations during the 'Stand Up to Cancer' campaign, garnering over 360,000 mobile interactions. The partnership with Channel 4 marked a milestone for Velti, having now worked with every major UK terrestrial broadcaster.

•
Velti announced a partnership with Infinian, the leader in coupon redemption tracking, to provide marketers a complete and seamless end-to-end mobile coupon solution. From coupon creation and distribution tools, to in-store redemption and targeted marketing, the partnership is expected to provide a marked increase in engagement between consumers and brands.

Transition to Key Growth Geographies and Products
As announced as part of the divestiture of selected Greek, Balkan and other assets in the third quarter of 2012, Velti has made a strategic decision to forgo a significant amount of additional business in these regions. Although this business has historically generated meaningful revenue and EBITDA , it requires significant upfront cash investment and is characterized by long collection cycles. Velti will instead focus more on customers in key markets such as the Americas, Western Europe, Brazil, India and China in order to leverage growth opportunities and improve free cash flow.

In conjunction with this transition, Velti expects to significantly decrease its capital expenditures by more than 50%, which the company believes will meaningfully contribute to improved cash flow. Additionally, the transition is expected to reduce overall DSOs as DSOs on new revenue generated in 2013 are expected to be around 100 days.
In addition to its annual guidance provided below, Velti has developed longer term operating assumptions for the years 2014 through 2016, detailed below, that highlight healthy, focused growth and steady margin expansion:

•	Revenue growth: 25 to 35 percent per year;

•	Approximately one-third of total revenue from advertising with attendant margins of approximately 30 percent;

•	Approximately two-thirds of total revenue from mobile marketing with attendant margins of approximately 62 percent;

•	Adjusted EBITDA margin expansion of approximately 4 to 6.5 percent per year as operating leverage increases;

•	Free cash flow generation of approximately $40 million in 2014, growing at approximately 40 percent thereafter.

For additional information related to our fourth quarter 2012 results, please see the Q4 2012 Earnings Slide Deck available on the Events section of the investor website at http://investors.velti.com/events.cfm.

Fiscal Year 2013 Outlook

Velti is announcing revenue, adjusted EBITDA and free cash flow guidance for the first quarter and fiscal year ending Dec. 31st 2013 as follows:

($ in millions, excluding Spin-Off)	Qtr. End. March 31st		FYE Dec. 31st
	Low	High	Low	High
Revenue Guidance	$40.0	$44.0	$255.0	$280.0
Adjusted EBITDA Guidance	$(17)	$(15)	$5.0	$15.0
Free Cash Flow Guidance, Exclusive of Acquisition Payments	N/A	N/A	$5.0	$15.0

Conference Call
The company will host a conference call today at 4:30 PM ET to discuss these results. The conference call can be accessed at (877) 415-4117 or (708) 290-1138 (International), conference ID# 17593110. The call will also be broadcast simultaneously at http://investors.velti.com. Following completion of the call, a recorded replay of the webcast will be available for three months on the Events section of the investor website at http://investors.velti.com/events.cfm. To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (International), conference ID# 17593110. The telephone replay will be available from 7:30 PM ET March 12 through March 19, 2013. Additional investor information can be accessed at http://velti.com.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.

We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.

We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.

Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.

Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.

We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the company's website at www.velti.com.

Forward-Looking Statements
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding revenue and adjusted EBITDA guidance for fiscal year 2013, guidance related to 2013 free cash flow, and guidance relating to operating assumptions for the years 2014 through 2016 relating to revenue growth, margins, and adjusted EBITDA margin expansion; our expectations to execute on key business opportunities in key markets such as the Americas, Western Europe, Brazil, India and China; our ability to significantly decrease capital expenditures, and to reduce overall days sales outstanding; and the impact of the divestment of Greek, Balkan and other assets. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements. These risks and uncertainties include - but are not limited to - our ability to collect on outstanding accounts receivable, manage our accounts payable, and improve our comprehensive DSOs; generate sufficient cash and reduce expenses to meet our tight cash flow requirements without raising additional funds; continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology; expand our customer base; achieve the benefits of our acquisitions, and potential liability resulting from pending or future litigation. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2012	2011	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss)	$(5,064)	$25,187	$(56,363)	$(15,238)
Adjustments:
Gain (loss) from foreign currency transactions	141	774	(1,995)	(6,200)
Non-cash share based compensation (1)	8,666	4,001	31,196	27,627
Non-recurring and acquisition-related expenses (2)	1,400	3,140	10,316	14,821
Impairment of intangible assets	16,902	1,500	16,902	1,500
Loss from equity method investments (3)	45	490	596	1,888
Loss from disposal of assets	906	—	10,532	—
Depreciation and amortization - acquisition related	3,031	2,220	10,972	4,607
Adjusted net income	$26,027	$37,312	$22,156	$29,005
Loss (gain) from equity method investments - other	531	(673)	3,159	(1,688)
Depreciation and amortization - other	6,917	5,030	22,974	16,293
Income tax (benefit) expense	(8,832)	368	(7,646)	3,808
Interest expense, net	414	1,026	1,830	5,610
Other expense	78	15	152	49
Adjusted EBITDA	$25,135	$43,078	$42,625	$53,077

Adjusted net income per share - basic	$0.40	$0.60	$0.35	$0.52

Adjusted net income per share - diluted	$0.39	$0.59	$0.34	$0.50

Basic shares	65,223	61,718	63,910	55,865

Diluted shares	65,995	62,921	65,475	58,071

(1)  The quarter and year ended December 31, 2012 include accrual of annual bonuses that are expected to be paid in stock. The year ended December 31, 2011 includes additional compensation expense of approximately $10.5 million relating to deemed modifications of performance based deferred share awards.

(2) Non-recurring and acquisition-related expenses in 2012 resulted primarily from re-measurement of contingent consideration for our Mobile Interactive Group acquisition, including locking of the contingent consideration, and for acquisition related expenses for completed acquisitions. These expenses were partially offset by a first quarter gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value. Non-recurring and acquisition-related expenses in 2011 included acquisition related expenses related to our acquisition of Mobclix, interest expense to recognize the remaining discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our IPO, and other non-recurring items offset by the reversal of a one time tax liability related to pre-IPO performance share awards that were released to employees in 2010.

(3) Loss from equity method investments represents deferral of our equity method investments' net profits related to transactions with Velti.

Share based expenses included in the condensed consolidated statements of operations for the quarters and years ended December 31, 2012 and 2011 were as follows:

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2012	2011	2012	2011
	(in thousands)
Datacenter and direct project	$1,196	$568	$3,721	$3,549
General and administrative	2,549	1,516	11,923	11,734
Sales and marketing	2,811	1,266	9,245	8,288
Research and development	2,110	651	6,307	4,056
	$8,666	$4,001	$31,196	$27,627

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2012	2011	2012	2011
Revenue:
Software as a service (SaaS) revenue	$59,956	$62,650	$204,210	$139,024
License and software revenue	12,581	19,746	22,213	36,705
Managed services revenue	24,930	4,710	43,921	13,473
Total revenue	97,467	87,106	270,344	189,202
Cost and expenses:
Third-party costs	30,862	18,805	91,404	53,901
Datacenter and direct project costs	7,595	5,734	29,966	17,952
General and administrative expenses	21,408	11,121	68,196	45,258
Sales and marketing expenses	16,041	10,369	54,507	37,733
Research and development expenses	6,492	3,853	21,236	13,060
Acquisition related and other charges	—	1,287	9,950	8,890
Impairment of intangible assets	16,902	1,500	16,902	1,500
Loss from disposal of assets	906	—	10,532	—
Depreciation and amortization	9,948	7,250	33,946	20,900
Total cost and expenses	110,154	59,919	336,639	199,194
Income (loss) from operations	(12,687)	27,187	(66,295)	(9,992)
Interest expense, net	(414)	(1,026)	(1,830)	(7,389)
Gain (loss) from foreign currency transactions	(141)	(774)	1,995	6,200
Other income (expense)	(78)	(15)	5,876	(49)
Gain (loss) before income taxes, equity method investments and non-controlling interest	(13,320)	25,372	(60,254)	(11,230)
Income tax benefit (expense)	8,832	(368)	7,646	(3,808)
Net gain (loss) from equity method investments	(576)	183	(3,755)	(200)
Net income (loss)	(5,064)	25,187	(56,363)	(15,238)
Net income attributable to non-controlling interest	119	205	53	130
Net income (loss) attributable to Velti	$(5,183)	$24,982	$(56,416)	$(15,368)

Net income (loss) per share attributable to Velti:
Basic	$(0.08)	$0.40	$(0.88)	$(0.28)
Diluted	$(0.08)	$0.40	$(0.88)	$(0.28)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	65,223	61,718	63,910	55,865
Diluted	65,223	62,921	63,910	55,865

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	December 31,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents (includes $1.1 million from VIE as of December 31, 2012)	$36,571	$75,765
Trade receivables, net of allowance for doubtful accounts of $7.0 million and $0.6 million as of December 31, 2012 and December 31,2011, respectively (includes $12.4 million from VIE as of December 31, 2012)	150,074	100,456
Accrued contract receivables, net of allowance for doubtful accounts of $1.0 million as of December 31, 2012 (includes $8.8 million from VIE as of December 31, 2012)	132,957	98,203
Prepayments	12,733	22,664
Other receivables and current assets (includes $1.3 million from VIE as of December 31, 2012)	8,084	20,238
Total current assets	340,419	317,326
Non-current assets:
Property and equipment, net (includes $0.2 million from VIE as of December 31, 2012)	13,073	5,922
Intangible assets, net (includes $2.9 million from VIE as of December 31, 2012)	93,982	91,192
Goodwill	70,498	52,956
Other assets (includes $1.5 million from VIE as of December 31, 2012)	6,301	14,135
Total non-current assets	183,854	164,205
Total assets	$524,273	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable (includes $0.7 million from VIE as of December 31, 2012)	$37,786	$41,565
Accrued liabilities (includes $0.5 million from VIE as of December 31, 2012)	97,374	49,621
Deferred revenue and current portion of deferred government grant (includes $0.7 million from VIE as of December 31, 2012)	12,626	6,217
Current portion of acquisition related liabilities	33,352	26,900
Current portion of long-term debt and short-term financings	851	2,881
Income tax liabilities (includes $0.9 million from VIE as of December 31, 2012)	6,327	9,883
Total current liabilities	188,316	137,067
Non-current liabilities:
Long-term debt	27,342	6,859
Deferred government grant - non-current	1,297	3,162
Acquisition related liabilities - non-current	2,221	18,772
Other non-current liabilities (includes $4.8 million from VIE as of December 31, 2012)	8,577	18,180
Total liabilities	227,753	184,040
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 65,622,141 and 61,790,985 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	5,462	5,148
Additional paid-in capital	399,127	346,031
Accumulated deficit	(91,142)	(34,726)
Accumulated other comprehensive loss	(17,051)	(19,046)
Total Velti shareholders' equity	296,396	297,407
Non-controlling interests	124	84
Total equity	296,520	297,491
Total liabilities and shareholders' equity	$524,273	$481,531

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss	$(5,064)	$25,187	$(56,363)	$(15,238)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,948	7,250	33,946	20,900
Non-cash loss from disposal of assets	286	—	9,912	—
Change in fair value of contingent consideration	—	981	9,179	2,155
Non-cash interest expense	209	436	985	2,621
Share-based compensation	5,748	4,001	27,456	27,627
Deferred income taxes and other tax liabilities	(8,250)	576	(9,227)	1,691
Impairment of intangible assets	16,902	1,500	16,902	1,500
Foreign currency transactions and other	718	713	1,761	(5,878)
Provision for doubtful accounts	6,377	220	7,420	642
Gain on previously held shares in CASEE	—	—	(6,028)	—
Change in operating assets and liabilities	(19,615)	(52,498)	(24,487)	(103,341)
Net cash generated by (used in) operating activities	7,259	(11,634)	11,456	(67,321)
Cash flow from investing activities:
Purchase of property and equipment	(1,413)	(1,197)	(10,828)	(2,582)
Investments in software development and purchased software	(10,832)	(13,045)	(49,559)	(34,774)
Investment in subsidiaries and equity method investments, net of cash acquired	—	(34,221)	(9,507)	(43,489)
Net cash used in investing activities	(12,245)	(48,463)	(69,894)	(80,845)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	60	44	1,393	273,824
Proceeds from borrowings and debt financing	14,293	—	27,575	917
Repayment of borrowings	(1,933)	(1,984)	(11,447)	(65,704)
Net cash generated from financing activities	12,420	(1,940)	17,521	209,037
Effect of changes in foreign exchange rates	(360)	(2,587)	1,723	(2,460)
Net increase (decrease) in cash and cash equivalents	7,074	(64,624)	(39,194)	58,411
Cash and cash equivalents at beginning of period	29,497	140,389	75,765	17,354
Cash and cash equivalents at end of period	$36,571	$75,765	$36,571	$75,765

For further information, please contact:

Jeffrey G. Ross Chief Financial Officer jross@velti.com
Leslie Green Investor Relations lgreen@velti.com